Item 77I Deutsche Enhanced Commodity
Strategy Fund (a series of Deutsche Securities
Trust)

The Class B shares of Deutsche Enhanced
Commodity Strategy Fund (the "Fund") were converted to Class A shares effective on or about
February 10, 2016. Effective on or about February
12, 2016, the Fund's "Class B" class of shares was terminated by action of the Fund's Board of Trustees. The conversion of the Fund's Class B shares was not a taxable event and no CDSC charges were imposed at the time of exchange.

Class R6 shares for the Fund commenced operations on June 1, 2016. Class R6 shares are sold solely to participants in certain retirement plans, without a front-end sales load, a CDSC, a distribution fee or a service fee. There is no account maintenance fee, minimum initial investment and no minimum additional investment for purchases of Class R6 shares.